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                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                           ---------------------------


                               AMENDMENT NO. 9 TO
                                 SCHEDULE 14D-9

                      SOLICITATION/RECOMMENDATION STATEMENT
                       PURSUANT TO SECTION 14(d)(4) OF THE
                         SECURITIES EXCHANGE ACT OF 1934


                              WYMAN-GORDON COMPANY
                            (Name of Subject Company)


                              WYMAN-GORDON COMPANY
                      (Name of Person(s) Filing Statement)


                     COMMON STOCK, PAR VALUE $1.00 PER SHARE
                         (Title of Class of Securities)


                                   983085 10 1
                    -----------------------------------------
                      (CUSIP Number of Class of Securities)


                                 DAVID P. GRUBER
                      CHAIRMAN AND CHIEF EXECUTIVE OFFICER
                              WYMAN-GORDON COMPANY
                              244 WORCESTER STREET
                                  P.O. BOX 8001
                     NORTH GRAFTON, MASSACHUSETTS 01536-8001
                                 (508) 839-4441
  (Name and Address and Telephone Number of Person Authorized to Receive Notice and Communications on Behalf of the Person(s) Filing Statement)


                                 WITH COPIES TO:

                              DAVID F. DIETZ, P.C.
                           JOSEPH L. JOHNSON III, P.C.
                           GOODWIN, PROCTER & HOAR LLP
                                 EXCHANGE PLACE
                        BOSTON, MASSACHUSETTS 02109-2881
                                 (617) 570-1000

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         This Amendment No. 9 to Schedule 14D-9 amends the
Solicitation/Recommendation Statement on Schedule 14D-9 originally filed by Wyman-Gordon Company (the "Company") on May 21, 1999 relating to the tender offer by WGC Acquisition Corp., a Massachusetts corporation and wholly owned subsidiary of Precision Castparts Corp., an Oregon corporation ("Parent"), for all of the outstanding shares of common stock, par value $1.00 per share (the "Shares"), of the Company, at a purchase price of $20.00 per Share, net to the seller in cash, without interest thereon, less applicable withholding taxes, if any, and upon the terms and subject to the conditions set forth in the Offer to Purchase dated May 21, 1999 and the related Letter of Transmittal (which together constitute the "Offer"). The item numbers and responses thereto below are in accordance with the requirements of Schedule 14D-9. Except as otherwise indicated herein, the information set forth in the Schedule 14D-9 remains unchanged and all capitalized terms used herein shall have the respective meanings ascribed to them in the Schedule 14D-9.

ITEM 8.  ADDITIONAL INFORMATION TO BE FURNISHED

         Item 8 of the Schedule 14D-9 is hereby amended and supplemented by adding thereto the following information:

         On November 1, 1999, Parent and the Company announced that the expiration date of the Offer (which was scheduled to expire at midnight, New York City time, on Monday, November 1, 1999) has been extended until midnight, New York City time, on Tuesday, November 30, 1999; provided, however, that if the FTC formally approves the Agreement Containing Consent Orders discussed below prior to November 15, 1999, the expiration date of the Offer will be the date which is ten business days immediately following the announcement of such approval. Parent, the Company and the FTC staff have agreed on the terms of an Agreement Containing Consent Orders pursuant to which Parent and the Company would divest the Company's large cast parts operations located in Groton, Connecticut and its titanium casting operations located in Albany, Oregon. The FTC staff has recommended approval of the Agreement Containing Consent Orders by the FTC. There can be no assurances that the FTC will approve the Agreement Containing Consent Orders or as to the timing of any such approval. The press release of Parent and the Company, dated November 1, 1999, extending the Offer is incorporated herein by reference to Exhibit 15 to the Schedule 14D-9.

ITEM 9.  MATERIAL TO BE FILED AS EXHIBITS

         Item 9 of the Schedule 14D-9 is hereby amended and supplemented by adding thereto the following information:

         Exhibit 15 Joint Press Release issued by Wyman-Gordon Company and Precision Castparts Corp. dated November 1, 1999


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                                    SIGNATURE


         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.



Date:  November 2, 1999



                                         WYMAN-GORDON COMPANY



                                         By:  /s/ WALLACE F. WHITNEY, JR.
                                             ----------------------------------
                                              Name:  Wallace F. Whitney, Jr.
                                              Title:    Vice President